SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

ClearWave N.V.

(Translation of registrant’s name into English)

World Trade Center
Strawinskylaan 707
1077 XX Amsterdam, The Netherlands

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]	40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [x]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Ex-4.1
Ex-4.2
Ex-4.3

     Attached hereto are the Loan Agreements entered into between MobiFon S.A. and the European Bank for Reconstruction and Development, Nordic Investment Bank and Export Development Corporation, respectively, each dated August 27, 2002, relating to the US$300 million credit facility of MobiFon S.A., the registrant’s subsidiary.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARWAVE N.V

By: /s/ Cornelis van Ravenhorst Name: Cornelis van Ravenhorst Title: Managing Director

Date: November 12, 2002

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Loan Agreements entered into between MobiFon S.A. and the European Bank for Reconstruction and Development dated August 27, 2002, relating to a US$230 million credit facility of MobiFon S.A., the registrant’s subsidiary.

4.2	Loan Agreements entered into between MobiFon S.A. and Nordic Investment Bank dated August 27, 2002, relating to a US$35 million credit facility of MobiFon S.A., the registrant’s subsidiary.

4.3	Loan Agreements entered into between MobiFon S.A. and Export Development Corporation dated August 27, 2002, relating to a US$35 million credit facility of MobiFon S.A., the registrant’s subsidiary.